Exhibit 99.129

WonderFi Announces International Expansion Strategy and Strategic Alignment of Resources

Vancouver, British Columbia--(Newsfile Corp. - August 2, 2022) - WonderFi Technologies Inc. (TSX: WNDR) (OTC Pink: WONDF) (WKN: A3C166) (FSE: WNDR) (the “Company” or “WonderFi”) is pleased to announce it has initiated the application process in multiple jurisdictions including in the United States, the United Kingdom and Australia to expand Bitbuy Technologies Inc. (and together with its affiliates, “Bitbuy”) internationally, in furtherance of the Company’s mission to provide simple access to crypto trading in a compliant and regulated manner.

These G20 jurisdictions have advanced financial infrastructure and are leaders in the global economy. WonderFi believes its investment in working with the regulators in these key jurisdictions to bring regulated crypto to their populations will help to legitimize crypto and create more confidence for users and investors in the years to come. The United States, the United Kingdom and Australia have a combined population of over 400 million.

Further, WonderFi announces that, in connection with its recent acquisitions of Bitbuy and Coinberry Limited (“Coinberry”), the Company is executing on its acquisition integration strategy to streamline internal functions across the three companies, primarily with respect to Information Technology, Security, Operations and Marketing (the “Integration Strategy”).

WonderFi anticipates reductions in expenses associated with salaries and wages of approximately 20% for fiscal 2022, along with further potential reductions in operating costs among WonderFi, Bitbuy and Coinberry as synergies from consolidating vendors and renegotiating terms are realized. In connection with the Integration Strategy, Michael Arbus, CEO of Bitbuy, will step down on mutually agreed terms with the Company and Dean Skurka, President of Bitbuy will continue to provide overall leadership support to both Bitbuy and Coinberry in his role of Head of Exchanges at WonderFi.

Michael Arbus stated: “I want to thank everyone that helped to make Bitbuy a leading crypto asset trading platform. It has been a pleasure working with investors, management and our amazing team. It has been an incredible journey at Bitbuy and WonderFi and I continue to believe strongly in the Company’s future.”

WonderFi CEO Ben Samaroo commented: “The Integration Strategy that we are undertaking will allow us to be more agile and streamlined as we expand globally. We have built a strong foundation for future growth by streamlining our operations, and we will continue to maximize shareholder value through bringing compliant crypto to the masses.”

Additional Information

For additional information, please contact:

WonderFi Technologies Inc. Ben

Samaroo, CEO ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact:

Binu Koshy, Communications Director

binu@wonder.fi

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to digital assets through compliant centralized and decentralized platforms including Bitbuy and Coinberry. WonderFi provides unified access to digital assets including crypto, DeFi, gaming and NFTs, in a compliant and regulated environment. WonderFi’s executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital and Hut 8. WonderFi’s core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access finance in a simple, smart and secure way. For more information, visit www.wonder.fi.

Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control.

Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such “could”, “intend”, “expect”, “believe”, “will”, “projected”, “estimated”, or variations of such words.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the ability of the Company to implement the Integration Strategy, the ability of the Company to achieve synergies and anticipated reductions in operating costs, and acceptance by international regulators of local regulatory licensing applications.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice. All values stated in this release are in Canadian dollars.

The Toronto Stock Exchange has not approved or disapproved of the information contained in this release.

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https://www.newsfilecorp.com/release/132539